Filed by: Matria Healthcare, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                       Subject Company:  Matria Healthcare, Inc.
                                                   Commission File No: 000-20619


         On April 29, 2002, Matria Healthcare, Inc. announced that it had agreed to a transaction in which Matria will acquire Quality Oncology. The following is a transcript of the press release issued on April 29, 2002:


                                                         MATRIA HEALTHCARE, INC.

                                                    Thornton Kuntz--770/767-4500
                                                                  Matria Contact
                                         Media and Investor Relations Inquiries:
                                                   Morgen-Walke Associates, Inc.
                                                    Lanie Fladell - 212/850-5600


                      Matria ANNOUNCES AGREEMENT TO ACQUIRE
                  QUALITY ONCOLOGY AND LAUNCHes CARDIOVASCULAR
                           DISEASE MANAGEMENT PROGRAM

Marietta, GA, April 29, 2002--Matria Healthcare, Inc. (NASDAQ:MATR) announced today the signing of a definitive agreement to acquire Quality Oncology, the premier national provider of cancer disease management programs. Matria also announced the introduction of the Company's disease management program to manage patients with cardiovascular disorders, fulfilling the company's expansion strategy to manage the nation's five most costly diseases and conditions.

Quality Oncology is the nation's largest and most experienced provider of comprehensive cancer treatment support and disease management programs, providing care and support for nearly 10,000 cancer patients. Quality Oncology provides a systematic approach to managing cancer, using its proprietary state-of-the-art, Web-based integrated system with embedded evidence-based cancer treatment guidelines and experienced oncology nurses and physicians.

Parker H. Petit, Matria's Chairman, President and CEO, stated, "We welcome the Quality Oncology executive team and their highly trained clinicians into our organization. They have built the most respected cancer disease management program in the country. Quality Oncology is without peer in its comprehensive knowledge of cancer metrics, including cost, utilization and clinical variables. The implementation of this strategic growth initiative will not only provide revenues and future earnings in this expanded disease state, but the synergies and cross-selling opportunities of this transaction should also accelerate the future revenue and earnings growth of our other disease management services."

 Edmund C. Bujalski, Chairman and CEO of Quality Oncology, commented, "My team and I are looking forward to joining the Matria organization. As a manager of cancer care, we have amassed well over two hundred site and stage-specific, evidenced-based clinical treatment guidelines that are routinely updated based on the latest peer-reviewed medical science. We are pleased to join forces with Matria because of the similarities in our approach to disease management. We both have well documented clinical programs, apply sophisticated technology and decision support tools, employ highly experienced professionals in our respective field, and have a history of impressive results and outcomes."

 Quality Oncology's 2002 revenues are expected to be more than double their 2001 revenues of $5 million, and the transaction will be slightly dilutive to Matria's earnings in 2002 and accretive in 2003. The financial consideration for the transaction will be $3 million in cash and $17 million in common stock. Additional financial consideration will be paid in 2004 based on 2003 operating results.

 The acquisition of Quality Oncology is expected to be completed this summer, subject to customary conditions including federal antitrust review and other regulatory filings.

 Quality Oncology's comprehensive cancer management system coordinates and facilitates cancer care across the entire delivery system, from tissue diagnosis through follow-up. Each patient is assigned a care manager, an oncology nurse averaging ten years of experience in the field of cancer care. The care manager coordinates the settings for all treatments and procedures that are the most cost effective without negative impact on efficacy, provides emotional support to the patient and family members, recommends covered services and specific patient support groups, and educates the patient and family members regarding diagnosis, treatment options and symptoms management. Ongoing, the care manager is in regular contact with the patient and family members and regularly reports treatment activity to the patient's physicians. Patient compliance with treatment guidelines is tracked, and the Quality Oncology care team works with the physicians and other providers to help them address appropriate changes in treatment patterns. Through peer-to-peer consultations, Quality Oncology's medical directors facilitate communication among the many specialists involved in the patient's treatment.

 The Quality Oncology Cancer Management Program has produced impressive results for its participating health plans and employers. They have reduced the average cost per case for commercial cancer patients by approximately 10%, and for certain clients, have reduced the hospital days per thousand cancer patients by 29% over two years, and achieved a 46% reduction in duplicate diagnostic tests.

 Matria also introduced its cardiovascular disease management program to be marketed to its health plan and employer clients. The program includes the management of patients afflicted with Coronary Artery Disease, Congestive Heart Failure and hypertensive disorders. The program has been under development for approximately one and one half years. In addition to Matria's Clinical development team, the program development process included the support of leading cardiologists from Emory University and Johns Hopkins University.

 Mr. Petit added, "The strategic acquisition of Quality Oncology and the launch of our cardiovascular program places Matria in the ideal position to offer the broadest range of major disease management products and services in the country. We will now manage the five chronic diseases and episodic
 conditions....diabetes, cardiovascular disease, respiratory disorders, obstetrical conditions and cancer....accounting for the greatest costs to the healthcare system. Health plans and employers are realizing that the key to effective disease management is not a single-disease approach, but rather a comprehensive, broad-based approach that encompasses the ability to manage the multiple diseases affecting the largest portion of their participants and contributing to the vast majority of their healthcare expenditures. These top five diseases and conditions cost the U.S. more than $500 billion each year in direct and indirect medical expenditures and lost productivity. Managing all five of these certainly places Matria in a leading position to best serve the disease management needs of health plans and employers."

 The management team will discuss the transaction in a Webcast on April 29, 2002 at 2:00 p.m. (Eastern Time). Please access Matria's website for more information.

 Matria will be filing a registration statement on Form S-4 and other documents with the Securities and Exchange Commission (SEC). The registration statement will contain a prospectus of Matria relating to the common stock to be issued in the acquisition of Quality Oncology and a proxy statement of Matria relating to the approval by Matria stockholders of the issuance of the common stock in the acquisition. Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the proxy statement/prospectus and other documents filed by Matria free of charge at the SEC's web site, www.sec.gov or from Matria Investor Relations at 1850 Parkway Place, Suite 1200, Marietta, Georgia 30067, Attention: Roberta McCaw.

 Matria and its directors and executive officers will be participants in the solicitation of proxies from the stockholders of Matria in connection with the approval of the issuance of Matria common stock in the acquisition. Information about the directors and executive officers of Matria and their ownership of Matria stock is set forth in the proxy statement for Matria's 2001 annual meeting of stockholders held on May 24, 2001. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

 Matria is the leading provider of comprehensive disease management programs to health plans and employers for women's health and the chronic conditions of diabetes, cardiovascular disease, cancer and respiratory disorders. Headquartered in Marietta, Georgia, Matria has more than 40 offices in the United States and internationally. More information about Matria can be found online at www.matria.com.

 This press release contains forward-looking statements. Such statements include but are not limited to the impact of the Quality Oncology acquisition on future revenues and earnings, the synergies and cross-selling opportunities provided by the transaction which accelerate the revenue and earnings growth of the Company's other disease management services, the Company's ability to offer the broadest range of disease management products and services in the country and best serve the disease management needs of health plans and employers. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include developments in the healthcare industry, third-party actions over which Matria does not have control, regulatory requirements applicable to Matria's business and the risk factors detailed from time to time in Matria's periodic reports and registration statements filed with The Securities and Exchange Commission, including Matria's Annual report on Form 10-K for the year ended December 31, 2001. By making these forward-looking statements, Matria does not undertake to update them in any manner except as may be required by Matria's disclosure obligations in filings it makes with the Securities and Exchange Commission under the federal securities laws.

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